U.S. Securities and Exchange Commission
                                Washington, D.C.  20549

Form 10 SB

GENERAL FORM FOR REGISTRATION OF SECURITIES OF
SMALL BUSINESS ISSUERS

Under Section 12(g) of the Securities Exchange Act of 1934


                                For the fiscal year ended December 31, 2000


Company:               AMTECH FINANCIAL CORPORATION
IRS Number:              59-0993519
State of Incorporation:       Florida
Fiscal Year End:         12/31

Business Address:
     Street:             2246 SW 24 Terrace
     City:               Miami
     State:              Florida
     ZIP            33145-3628
     Business Phone:     305/854-4843
     FAX:           305/859-9601

Mail Address:
     Street:             2246 SW 24 Terrace
     City:               Miami
     State:              Florida
     ZIP            33145-3628

Securities to be registered under Section 12(g) of the Act:      COMMON

INFORMATION REQUIRED IN REGISTRATION STATEMENT

  This Form 10-SB contains certain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. For this purpose any statements contained in this Form 10-SB that are not statements of historical fact may be deemed to be forward-looking statements.
 Without limiting
the foregoing, words such as "may," "will," "expect," "believe", "anticipate," "estimate" or "continue" or comparable terminology are intended to identify forward-looking statements. These statements by their nature involve substantial risks and uncertainties, and actual results may differ materially depending on a variety of factors, many of which are not within the Company's control. These factors include but are not limited to economic conditions generally and in the industries in which the Company may participate; competition within the Company's chosen industry, including competition from much larger competitors; technological advances and failure by the Company to successfully develop business relationships.

PART I

                           Item 1.   Description of Business.

     The Company, formerly known as MACHINERY AND EQUIPMENT, INC., was organized under the laws of the State of Florida on February 15, 1962. By an amendment to the Articles of Incorporation filed with the Secretary of State on
October 30, 1967, the name of the Company was changed to RTC
CORPORATION. The charter number of the Company, as registered with the Secretary of State, is 256044. By amendment filed September 27, 1984, the name was changed again, to R E C NETWORK, INC. By an amendment to the Articles of Incorporation filed with the Secretary of State on November 27, 1995, the name of the Company was changed to AMTECH FINANCIAL
CORPORATION, the name by which it is now known. The present legal status of the Corporation is current.

The Company intends to seek, investigate, and if warranted, acquire an interest in a business opportunity. The Company does not propose to restrict its search for a business opportunity to any particular industry or geographical area and may, therefore, engage in essentially any business in any industry. The Company has unrestricted discretion in seeking and participating in a business opportunity, subject to the availability of such opportunities, economic conditions and other factors.

     The selection of a business opportunity in which to participate is complex and extremely risky and will be made by management in the exercise of its business judgment. There is no assurance that the Company will be able to identify and acquire any business opportunity which will ultimately prove to be beneficial to the Company and its shareholders.

     The activities of the Company are subject to several significant risks which arise primarily as a result of the fact that the Company has no specific business and may acquire or participate in a business opportunity based on the decision of management which will, in all probability, act without the consent, vote, or approval of the Company's shareholders.





Reports to Security Holders

     Prior to the filing of this registration statement on Form 10, the Company was not subject to the reporting requirements of Section 13(a) or 15(d) of the Exchange Act. Upon effectiveness of this registration statement, the Company will file annual and quarterly reports with the Securities and Exchange Commission ("SEC"). The public may read and copy any materials filed by the Company with the SEC at the SEC's Public Reference Room at 450 Fifth Street, N.W., Washington, D.C. 20549. The public may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330.

Sources of Opportunities

     It is anticipated that business opportunities may be available to the Company from various sources, including its officers and directors, professional advisers, securities broker-dealers, venture capitalists, members of the financial community, and others who may present unsolicited proposals.
     The Company will seek a potential business opportunity from all known sources, but will rely principally on personal contacts of its officers and directors as well as indirect associations between them and other business and professional people. Although the Company does not anticipate engaging professional firms specializing in business acquisitions or reorganizations, if management deems it in the best interests of the Company, such firms may be retained. In some instances, the Company may publish notices or advertisements seeking a potential business opportunity in financial or trade publications.


Criteria

     The Company will not restrict its search to any particular business, industry or geographical location. The Company may acquire a business opportunity or enter into a business in any industry and in any stage of development. The Company may enter into a business or opportunity involving a "start up" or new company. The Company may acquire a business opportunity in various stages of its operation.

     In seeking a business venture, the decision of management of the Company will not be controlled by an attempt to take advantage of an anticipated or perceived appeal of a specific industry, management group, or product or industry, but will be based upon the business objective of seeking long-term capital appreciation in the real value of the Company.

     In analyzing prospective business opportunities, management will consider such matters as the available technical, financial and managerial resources; working capital and other financial requirements; the history of operations, if any;
prospects for the future; the nature of present and expected competition; the quality and experience of management services which may be available and the depth of that management; the potential for further research, development or exploration; the potential for growth and expansion; the potential for profit; the perceived public recognition or acceptance of products, services, trade or service marks, name identification; and other relevant factors.

     To a large extent, a decision to participate in a specific business opportunity may be made upon management's analysis of the quality of the other firm's management and personnel, the anticipated acceptability of new products or marketing concepts, the merit of technological changes, and numerous other factors which are difficult, if not impossible to analyze through the application of any objective criteria. In many instances, it is anticipated that the results of operations of a specific firm may not necessarily be indicative of the potential for the future because of the requirement to substantially shift marketing approaches, expand significantly, change product emphasis, change or substantially augment management, or other factors.

     Generally, the Company will analyze all available factors in the circumstances and make a determination based upon a composite of available facts, without reliance upon any single factor as controlling.

Methods of Participation of Acquisition

     Specific business opportunities will be reviewed and, on the basis of that review, the legal structure or method of participation deemed by management to be suitable will be selected. Such structures and methods may include, but are not limited to, leases, purchase and sale agreements, licenses, joint ventures, other contractual arrangements, and may involve a reorganization, merger or consolidation transaction. The Company may act directly or indirectly through an interest in a partnership, corporation, or other form of organization.

Procedures

     As part of the Company's investigation of business opportunities, officers and directors may meet personally with management and key personnel of the firm sponsoring the business opportunity, visit and inspect material facilities, obtain independent analysis or verification of certain information provided, check references of management and key personnel, and conduct other reasonable measures.

     The Company will generally request that it be provided with written materials regarding the business opportunity containing such items as a description of product, service and company history; management resumes; financial information; available projections with related assumptions upon which they are based; an explanation of proprietary products and services; evidence of existing patents, trademarks or service marks or rights thereto; present and proposed forms of compensation to management; a description of transactions between the prospective entity and its affiliates; relevant analysis of risks and competitive conditions;
a financial
plan of operation and estimated capital requirements; and other information deemed relevant.

Competition

     The Company expects to encounter substantial competition in its efforts to acquire a business opportunity. The primary competition is from other companies organized and funded for similar purposes, small venture capital partnerships and corporations, small business investment companies and wealthy individuals.

Employees

     The Company does not currently have any employees but relies upon the efforts of its officers and directors to conduct the business of the Company.


Item 2.   Management's Discussion and Analysis of Financial Statements

Liquidity and Capital Resources

     The Company has little cash and as of December 31, 1999, had cash of $405.00 on hand. As of that date, the Company had outstanding liabilities of $306.00. The Company has no material commitments for capital expenditures for the next twelve months.

     As of the date of this Form 10-SB, the Company has yet to generate positive cash flow. Since inception, the Company has primarily financed its operations through the sale of common stock.

     The Company believes that its current cash needs can be met with the cash on hand for at least the next twelve months. However, should the Company obtain a business opportunity, it may be necessary to raise additional capital.
This may be accomplished by selling common stock of the Company.

     Management of the Company intends to actively seek business opportunities for the Company during the next twelve months.



Item 3. Description of Property

     The Company does not currently own any property. The Company utilizes office space in the residence of Joanna Parker, a director and the Secretary and
Treasurer of the Corporation, who is providing such space to the Corporation at no charge. Until such time as the Company pursues a viable business opportunity and recognizes income, it will not seek independent office space.

Item 4.  Security Ownership of Certain Beneficial Owners and Management

     The following table sets forth as of December 1, 1999, the name and the number of shares of the Registrant's Common Stock, par value $0.000197 per share, held of record or beneficially by each person who held of record, or was known by the Registrant to own beneficially, more than 5% of the 11,151,184 issued and outstanding shares of the Registrant's Common Stock, and the name and shareholdings of each director and of all officers and directors as a group.

Title of       Name and Address of       Amount and Nature of   Percentage of
Class          Beneficial Owner       Beneficial Ownership     Class
---------      -----------------------  ----------------------   --------------------
Common    Elwood Trust                     9,999,000           89.680%
          13325 SW 106 Avenue
                    Miami, Florida 33176
          E. W. Andich, Trustee (1)

Common    E.W.Andich                           1,000             .009%

Common    Lincoln Trust                      999,000            8.960%
          2246 SW 24 Terrace
          Miami, Florida  33145
          Joanna Parker, Trustee (1)

Common    Joanna Parker                        1,000             .009%



Common    Officers, Directors and
          Nominees as a Group:
          2 persons                       11,000,000           98.658%


(1) Officer and/or director

     There are no contracts or other arrangements that could result in a change of control of the Company.


Item 5. Directors, Executive Officers, Promoters and Control  Persons.

The following table sets forth as of December 31, 1999, the name, age, and position of each executive officer and director and the term of office of each director of the Corporation.


NAME              AGE      POSITION     DIR OR OFF SINCE

E. W. Andich      68   Director, President Dec 20, 1993

Joanna Parker     60   Director, Sec/Treas Dec 20, 1993

     All officers hold their positions at the will of the Board of Directors. All directors hold their positions for one year or until their successors are elected and qualified

     Set forth on below is certain biographical information regarding each of the
Company's executive officers and directors:

     Ernest W. Andich, President and Chairman of the Board, has specialized in financing, syndications, tax-sheltered investments, site acquisition, project development and construction, and mortgage banking, and has been an author and lecturer on a wide range of financial services, including tax-advantaged retirement programs and employee benefit plans.

     Joanna Parker, Secretary/Treasurer/Director, has spent thirty-four years in the field of finance, specializing in project development, construction financing, and design and implementation of retirement plans. A contributing writer to the American College of Business teleconferences, Mrs. Parker created and taught a CPA Continuing Education study course.

     To the knowledge of management, during the past five years, no present or former director, executive officer or person nominated to become a director or an executive officer of the Company:

     (1) filed a petition under the federal bankruptcy laws or any state insolvency law, nor had a receiver, fiscal agent or similar officer appointed by a court for the business or property of such person, or any partnership in which he was a general partner at or within two years before the time of such filing, or any corporation or business association of which he was an executive officer at or within two years before the time of such filing;

     (2) was convicted in a criminal proceeding or named subject of a pending criminal proceeding (excluding traffic violations or other minor offenses);

     (3) was the subject of any order, judgment or decree, not subsequently reversed, suspended or vacated, of any court of competent jurisdiction, permanently or temporarily enjoining him from or otherwise limiting, the following activities;

          (i) acting as a futures commission merchant, introducing broker, commodity trading advisor, commodity pool operator, floor broker, leverage transaction merchant, associated person of any of the foregoing, or as an investment advisor, underwriter, broker or dealer in securities, or as an affiliate person, director or employee of any investment company, or engaging in or continuing any conduct or practice in connection with such activity;

          (ii)  engaging in any type of business practice; or

        (iii) engaging in any activity in connection with the purchase or sale of any security or commodity or in connection with any violation of federal or state securities laws or federal commodities laws;

     (4) was the subject of any order, judgment, or decree, not subsequently reversed, suspended, or vacated, of any federal or state authority barring, suspending, or otherwise limiting for more than 60 days the right of such person to engage in any activity described above under this Item, or to be associated with persons engaged in any such activity;

     (5) was found by a court of competent jurisdiction in a civil action or by the
Securities and Exchange Commission to have violated any federal or state securities law, and the judgment in such civil action or finding by the Securities and Exchange Commission has not been subsequently reversed, suspended, or vacated

     (6) was found by a court of competent jurisdiction in a civil action or by the
Commodity Futures Trading Commission to have violated any federal commodities law, and the judgment in such civil action or finding by the Commodity Futures Trading Commission has not been subsequently reversed, suspended or vacated.

Item 6. Executive Compensation.

     The following table sets forth certain summary information concerning the compensation paid or accrued for each of the Registrant's last three completed fiscal years to the Registrant's or its principal subsidiaries chief executive officers and each of its other executive officers that received compensation in excess of $100,000 during such period (as determined at December 31, 1999, the end of the Registrant's last completed fiscal year).




              SUMMARY COMPENSATION TABLE
Name &
Principal           Bonus      Stock  Options  LTIP
Position   Year Sal  $    Comp Awards  SARs    Payout Comp
-----------------------------------------------------------

Andich     1998 -0- -0-   -0-   -0-    -0-     -0-    -0-
President  1997 -0- -0-   -0-   -0-    -0-     -0-    -0-
           1996 -0- -0-   -0-   -0-    -0-     -0-    -0-

Parker     1998 -0- -0-   -0-   -0-    -0-     -0-    -0-
Secy/Trea  1997 -0- -0-   -0-   -0-    -0-     -0-    -0-
           1996 -0- -0-   -0-   -0-    -0-     -0-    -0-

Compensation of Directors

          None.


Employment Contracts and Termination of Employment and Change in Control

     None.

There are no employment contracts between the Company and any of its officers or directors.

     There are no compensatory plans or arrangements, including payments to be received from the Company, with respect to any person named in Cash Compensation set out above which would in any way result in payments to any such person because of his resignation, retirement, or other termination of such person's employment with the company or its subsidiaries, or any change in control of the Company, or a change in the person's responsibilities following a changing in control of the Company.

Item 7. Certain Relationships and Related Transactions.

     At a meeting of the Board of Directors held in Miami, Florida on July 1, 1995, it was acknowledged that the corporation had no operating funds. E. W. Andich was offered the opportunity to purchase 10,000,000 shares of the Company's common stock at the then par value of $.0001 per share. At this same time, Joanna Parker was offered the opportunity to purchase 1,000,000 shares of the Company's common stock at the then par value of $.0001. These considerations were granted because both individuals had worked for four years without compensation and had spent their own funds to activate the corporation.
The shares were offered to and purchased by the stated individuals.

     The Company utilizes office space at the residence of Joanna Parker to conducts its activities at no charge to the Company.

Item 8. Description of Securities.

     The Company is presently authorized to issue 50,000,000 shares of $.000197 par value Common Stock. All Shares, when issued, will be fully paid and nonassessable. All shares are equal to each other with respect to liquidation and dividend rights. Holders of voting shares are entitled to one vote for each share they own at any Shareholders' meeting.

     Holders of Shares of Common Stock are entitled to receive such dividends as may be declared by the Board of Directors out of funds legally available therefor, and upon liquidation are entitled to participate pro-rata in a distribution of assets available for such a distribution to Shareholders. There are no conversion, pre-emptive or other subscription rights or privileges with respect to any Shares.

     The Common Stock of the Company does not have cumulative voting rights which means that the holders of more than 50% of the voting shares voting for election of directors may elect all of the directors if they choose to do so. In such event, the holders of the remaining Shares aggregating less than 50% will not be able to elect any directors.

     The Company has appointed Interstate Transfer Company as the transfer agent and registrar for the Company's stock.





PART II

Item 1. Market Price of and Dividends on the Registrant's Common Equity and Other Shareholder Matters.

     The Company's common stock is listed on the Over the Counter Bulletin Board ("OTCBB"), under the symbol "ATFC". As of December 31, 1999, the Company had 251 shareholders holding 11,151,184 shares of common stock.
Of the issued and outstanding common stock, all are free trading.   The
Company has never declared a dividend on its Common Stock.

     The last unsolicited trade of common stock of the Company was on July 18,
1996.   The stock has not actively traded since that time.

     The Company has not paid, nor declared, any dividends since its inception and does not intend to declare any such dividends in the foreseeable future.

Item 2.   Legal Proceedings.

     No legal proceedings are threatened or pending against the Company or any of its officers or directors. Further none of the Company's officers or directors or affiliates of the Company are parties against the Company or have any material interests in actions that are adverse to the Company's interests.

Item 3.   Changes in and Disagreements with Accountants.

          None.

Item 4. Recent Sales of Unregistered Securities.

     None

Item 5. Indemnification of Directors and Officers.

     The corporation shall indemnify its officers, directors, employees and agents to the extent permitted by the General Corporation Law of Florida.

     Insofar as indemnification for liabilities arising under the Securities Act of
1933 may be permitted to officers and directors of the Company pursuant to the provisions of the Company's Certificate of Incorporation, the Company has been informed that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act of 1933 and is therefore unenforceable.






                                 PART F/S

                         AMTECH FINANCIAL CORPORATION
                      (A Development Stage Company)

                      INDEX TO FINANCIAL STATEMENTS

                                Report of Independent Accountants

Balance Sheet as of December 31, 1999

Statement of Operations from inception in 1962 through December 31, 1999

Statements of Stockholders' Equity for years ended December 31, 1997 through December 31, 1999

Statements of Cash Flows for the years ended December 31, 1997, December 31, 1998 and December 31, 1999

Notes to the Financial Statements





























-------------------------------------------------------------------------

                              SIGNATURES

 ------------------------------------------------------------------------

     In accordance with Section 12 of the Securities Exchange Act of 1934, the registrant caused this registration statement to be signed on its behalf, thereunto duly authorized.


                              AMTECH FINANCIAL CORPORATION


Date:                         By:

                              E. W. Andich
                              President

Date:                         By:

                              Joanna Parker
               Secretary


INDEPENDENT AUDITOR'S REPORT



To the Board of Directors
AMTECH Financial Corporation

We have audited the accompanying balance sheet of AMTECH Financial
Corporation (a Florida corporation) as of December 31, 1999, December 31, 1998, and December 31, 1997, and the related statements of income, retained earnings, and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of AMTECH Financial corporation as of December 31, 1999, December 31, 1998, and December 31, 1997 and the results of its operations and its cash flows for the years then ended in conformity with generally accepted accounting principles.



_____________________________
Stanley I. Foodman, CPA*

May 31, 2000

*Licensed in Florida









AMTECH Financial Corporation
Balance Sheet
December 31,


                        1999       1998    1997
Assets
   Cash
                       $ 405     $ 619    $ 961


Liabilities and Stockholders' Equity
   Loans from
   shareholders        $ 306       306      261


Stockholders' Equity

   Common stock        2,201      2,201   2,201
   Accumulated Def    (2,102)    (1,888) (1,501)

                          99        313     700

                       $ 405     $  619  $  961






















See        accompanying notes and accountant's report AMTECH Financial
Corporation
Statement of Income (Loss) and Changes in Stockholders' Equity
For the years ended December 31


                     1999       1998       1997
Interest Income     $  10    $   16    $     23

Gen/Admin Exp         224       403         180

Net (Loss)           (214)     (387)       (157)

Accum Deficit,
beginning of year  (1,888)   (1,501)     (1,344)
Accum Deficit,
end of year      $ (2,102)  $(1,888)  $  (1,501)





























See        accompanying notes and accountant's report AMTECH Financial
Corporation
Statement of Cash Flows (nonclassified)
For the years ended December 31, 1999, 1998, and 1997




             	1999        1998         1997

Net Loss      $ (214)      $ (387)     $ (157)

Increase in
Loans from
Shareholders,
a Financing
Activity           -           45          50

Cash,
Beg of year      619          961       1,068
Cash,
End of year   $  405       $  619      $  961























See accompanying notes and accountant's report



AMTECH Financial Corporation
Notes to Financial Statements



The Company was originally organized in 1962. It is currently classified as a development stage company. The company currently has no ongoing business operations.

Property, Plant and Equipment
The Company currently has no Property, Plant and Equipment.

Income Taxes
The Company has no material net operating loss carry forwards.

The Company is a Florida corporation domiciled in the state of Florida. As of December 31, 1999, the Company is delinquent in filing its Florida corporation income tax and intangible tax returns for the three reporting years. Under Florida's tax amnesty program (DOR TIP 98ADM-02), the Company may be eligible for a waiver of penalties associated with its current delinquent filing status.

Capital Stock
The Company had 11,151,184 shares of voting common stock outstanding at a par value of $.000197 per share at the end of each reporting year.